Exhibit 99.1

Babylon Receives Share Price Notice from the New York Stock Exchange (NYSE) and has Secured Shareholder Approval to Implement a Reverse Share Split to Rectify the Matter

AUSTIN, TEXAS and LONDON – September 22, 2022 (BUSINESS WIRE) – Babylon (NYSE:BBLN) (“Babylon”), today announced that on September 15, 2022, it received notice from the New York Stock Exchange (the “NYSE”) that it is not in compliance with NYSE Rule 802.01C of the NYSE Listed Company Manual that requires listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period (the “Notice”).

Babylon has notified the NYSE of its intent to cure this deficiency, within six months following the receipt of the Notice in accordance with the NYSE’s rules, by implementing a reverse share split. At Babylon’s Annual General Meeting of Shareholders on September 14, 2022, Babylon received shareholder approval of a reverse share split at a consolidation ratio of between 15 and 25. After Babylon’s Board of Directors approves the consolidation ratio to be applied, Babylon intends to move ahead with the implementation of the reverse share split as soon as possible in the fourth quarter of 2022. After effecting the reverse share split, the deficiency will be deemed cured if the closing price of the Class A ordinary shares promptly exceeds $1.00 per share, and the price remains above that level for at least the following 30 trading days.

The Notice does not result in the delisting of Babylon’s Class A ordinary shares, which continue to be listed and traded on the NYSE. In addition, the Notice does not affect Babylon’s business operations or its Securities and Exchange Commission reporting requirements, and does not conflict with or trigger any violation under its material debt agreements.

Babylon believes that a reverse share split will also benefit its shareholders because it will enable Babylon to reach additional institutional shareholders who impose minimum price requirements in their investment decisions.

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York, or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries and is capable of operating in 16 languages. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and ability to generate profits in the future; that we may require additional financing and our ability to obtain additional financing on favorable terms; if we fail to comply with the NYSE’s continued listing standards and rules, the NYSE may delist our Class A ordinary shares; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; difficulty in hiring and retaining talent to operate our business; risks associated with our international operations, economic uncertainty, or downturns; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; risks associated with foreign currency exchange rate fluctuations and restrictions; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:

Media

press@babylonhealth.com

Investors

investors@babylonhealth.com